UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little
Co-Chief Executive Officer and Chief Financial Officer
ATS Corporation
7925 Jones Branch Drive
McLean, VA 22102
Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP
1200 19th Street, NW
Suite 300
Washington, D.C. 20036
Attention: James J. Maiwurm
Telephone: (202) 696-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is ATS Corporation, a Delaware corporation (“ATS” or the “Company”). ATS’s principal executive offices are located at 7925 Jones Branch Drive, McLean, Virginia 22102. ATS’s telephone number at this address is (571) 766-2400.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”). As of the close of business on February 27, 2012, there were 23,253,262 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone number of ATS, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Offer

This Statement relates to the tender offer by Atlas Merger Subsidiary, Inc., a Delaware corporation (the “Offeror”), and a wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO, dated February 28, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $3.20 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2012, among Parent, the Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, following completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock (other than shares owned by the Company, Parent or the Offeror, and shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $3.20 per share of Company Common Stock (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and the Offeror is 4000 Legato Road, Suite 600, Fairfax, Virginia 22033-2893.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent

Merger Agreement

On February 21, 2012, the Company, Parent and the Offeror entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Current Report on Form 8-K filed by the Company with the SEC on February 21, 2012, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain director stockholders of the Company and certain large institutional stockholders of the Company (collectively, the “Stockholders”) entered into stockholder agreements and undertaking agreements, respectively (collectively, the “Support Agreements”), with Parent pursuant to which each of the Stockholders agreed, among other things, to tender shares aggregating 40% of the outstanding Common Stock pursuant to the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement. The Support Agreements terminate in the event the Merger Agreement is terminated.

The Merger Agreement and the Support Agreements have been filed as exhibits to this Statement to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the Support Agreements and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on February 21, 2012, and incorporated herein by reference, are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. Each agreement contains representations and warranties that the parties to each such agreement made to, and solely for the benefit of, each other. Investors are not third-party beneficiaries under the Merger Agreement or the Support Agreements and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Support Agreements, and, in the case of the representations and warranties in the Merger Agreement, are qualified by information contained in the confidential disclosure letter that the Company delivered in connection with signing the Merger Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Offeror may have the right not to consummate the Offer or Parent or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.

Confidentiality & Exclusivity Agreements

On March 31, 2011, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Parent agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Further, Parent agreed that for one year from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates that received confidential information would (i) acquire, offer or make any proposal to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or any material portion of the assets of the Company, (ii) solicit proxies to vote securities of the Company, (iii) make any public announcement with respect to an offer to acquire the Company or its securities, assets or properties, (iv) form or participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (v) otherwise seek to influence or control the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement to do any of the foregoing, (vii) advise, assist or encourage any other person to do any of the foregoing, (viii) take any action that would require the Company to make a public announcement regarding any of the foregoing or (ix) publicly ask the Company to waive any of the foregoing restrictions. Parent also agreed, for a period of eighteen (18) months from the date of the Confidentiality Agreement, not to solicit for employment any person identified in connection with the evaluation of the possible transaction. Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is included as Exhibit (e)(9) hereto.

On October 4, 2011, the Company and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”), as amended on November 4, 2011, pursuant to which each of the Company and Parent also agreed, among other things, that for a period of thirty (30) days from the date of the Exclusivity Agreement (amended to include an additional seven (7) days on November 4) and until the date that is two business days after the Company delivers notice of termination of such agreement, the Company would not, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or knowingly encourage, or provide any information to, any corporation, partnership or other entity or group concerning any sale of stock by the stockholders of the Company, or any recapitalization, spin-off or sale of securities or substantial assets of the Company, or any merger or any similar transaction which is an alternative to a potential transaction among the Company, Parent and their respective subsidiaries. Such summary and description of the Exclusivity Agreement and the Amendment to the Exclusivity Agreement are qualified in their entirety by reference to such agreements, copies of which are included as Exhibits (e)(10) and (e)(11) hereto.

Arrangements with Current Executive Officers and Directors of the Company

Overview

The shares of Company Common Stock held by the Company’s directors and executive officers as of the time that the Offeror consummates the Offer (the “Acceptance Time”) will be treated in the same manner as outstanding shares of Company Common Stock held by other stockholders of the Company.

Aside from their interests as stockholders of the Company, the Company’s directors and executive officers have interests in the Offer that may be different from, or in addition to, those of other stockholders of the Company generally. In considering the recommendation of the Company Board that you tender your shares of Company Common Stock pursuant to the Offer, you should be aware of these interests. The members of the Company Board were aware of and considered these interests, among other matters, in making their decision to recommend that you accept the Offer and tender your shares of Company Common Stock in the Offer. As described in more detail below, the interests of the Company’s executive officers and/or directors in the Offer consist of:

•	the accelerated vesting of options to purchase shares of Company Common Stock (“Company Stock Options”) immediately prior to the consummation of the Offer, and the settlement of such options in exchange for cash (as described below);
•	the accelerated vesting of Company restricted stock awards (“Company Restricted Stock”) subject to vesting or other forfeiture conditions or repurchase by the Company immediately prior to the consummation of the Offer, and the cancellation of such awards in exchange for cash (as described below);
•	in the case of executive officers, the receipt of certain payments and benefits under the executive officers’ employment agreements following a change in control of the Company and the occurrence of certain other events;
•	in the case of executive officers, each of Ms. Little and Mr. Hassoun will receive a bonus equivalent to four months’ base pay paid upon the consummation of the Merger; and

•	in the case of Ms. Little, the receipt of gross-up payments to cover the cost of any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), on certain payments received pursuant to her employment agreement. The Company does not expect to have to make such payments.

The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

Apart from the vesting of pre-existing equity awards as referred to above and set forth below, members of the Board of Directors do not receive any compensation that is contingent on, or triggered by, the proposed transaction.

Equity Awards

Certain of the Company’s executive officers hold Company Stock Options and certain of the Company’s executive officers and directors hold shares of Company Restricted Stock. Each Company Stock Option, whether vested or unvested, that is outstanding prior to the consummation of the Offer will vest and be canceled in exchange for an amount in cash equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price per share of Company Common Stock subject to such option, multiplied by (B) the number of shares of Company Common Stock for which such option shall not have been exercised. Each share of Company Restricted Stock (whether vested or unvested, and whether or not subject to performance-based vesting conditions) that is outstanding immediately prior to such time will vest and be converted into an amount in cash equal to the Offer Price.

The following table shows the amount in cash that each executive officer and director is expected to receive, based on equity awards held as of February 28, 2012 and that would remain unvested in the ordinary course as of March 26, 2012 assuming the Acceptance Time occurs on that date, as a result of the cancellation of all Company Stock Options and shares of Company Restricted Stock held by the Company’s executive officers and directors.

Executive Officer or Director	Company Stock Options(1) ($)	Company Restricted Stock(1) ($)	Total ($)
Pamela A. Little	85,000	245,335	330,335
John A. Hassoun	24,000	—	24,000
Joel R. Jacks	—	44,084	44,084
Peter M. Schulte	—	44,084	44,084
Dr. Edward H. Bersoff	—	—	—
Edward J. Smith	—	65,130	65,130
Kevin S. Flannery	—	78,996	78,996
James R. Swartwout	—	—	—
Dr. Anita K. Jones	—	—	—

(1)	Such amounts do not reflect the value of awards that are currently expected to vest in the ordinary course prior to March 26, 2012, if any.

Change in Control Provisions in Employment Agreements; Golden Parachute Compensation

The Company is a party to individual employment agreements with its executive officers that contain change in control provisions that provide for certain payments and benefits upon a termination of employment by the Company (other than for cause, death or disability) or a resignation for good reason (as described below) at any time within the 12 months following a change in control, such as the consummation of the Offer. Copies of the employment agreements are filed as Exhibits (e)(12) and (e)(13) hereto and are incorporated herein by reference.

Under the employment agreements, “good reason” means the uncured occurrence of any of the following: (i) the responsibilities of the applicable employee are substantially reduced or altered, (ii) such employee’s base salary is reduced without his or her consent, or (iii) such employee’s offices are relocated anywhere other than within a fifty (50) mile radius of his or her office in McLean, Virginia.

The employment agreements provide for the following payments and benefits upon a change in control and qualifying termination:

•	a severance payment equal to one year of current base salary for Mr. Hassoun and nine months of current base salary for Ms. Little;
•	to Ms. Little, 100% of any incentive compensation targets, if any, applicable during the first calendar year ending during the severance period (for 2012, the incentive compensation targets for Ms. Little and Mr. Hassoun provide for payments of target bonuses equal to 75% of their base salary subject to satisfaction of certain performance targets); and
•	all unvested restricted stock, stock options and other equity-based compensation will vest upon a change of control.

In addition, Ms. Little’s agreement provides that if the payment of any of the severance payments or benefits would trigger the excise tax provisions of Section 280G of the Code, she is entitled to a payment equal to the amount of any such tax imposed on her. The Company does not expect to have to make the tax gross-up payment.

No payments are owed to any of the executive officers under the terms of the agreements if the executive voluntarily terminates employment other than for Good Reason, is terminated for cause, or whose employment terminates as a result of death or disability. In addition, the executives must sign a standard release agreement in favor of the Company in order to receive the payments and benefits above. The agreements also provide for a standard one-year non-competition covenant and three-year non-solicitation covenant.

Based on compensation and benefit levels as of February 28, 2012, and assuming that the Acceptance Time occurs on March 26, 2012 and that each executive officer experiences a qualifying termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments, value of the accelerated vesting of equity awards and benefits under the change in control provisions of their employment agreements.

Executive Officer	Cash Severance Payments(1) ($)	Equity(2) ($)		Pension/ NQDC ($)	Perquisite/ Benefits ($)	Tax Reimbursement ($)	Other(5)	Total ($)
Pamela A. Little	$555,000	$330,335	(3)	-0-	-0-	-0-	$123,333	$1,008,668
John A. Hassoun	$285,000	$24,000	(4)	-0-	-0-	-0-	$95,000	$404,000

(1)	Amounts in this column represent payments to be made to Ms. Little and Mr. Hassoun in the event that they are terminated by the Company (other than for cause, death or disability) or a resignation for good reason at any time within the 12 months following a change in control. In accordance with the terms of their employment agreements, these amounts are the executive officer’s fiscal 2012 base salary (for Mr. Hassoun, $285,000 and for Ms. Little, $370,000), multiplied by the severance multiple of one for Mr. Hassoun and 9/12 for Ms. Little. For Ms. Little, the amount also includes 100% of the 2012 incentive compensation target of 75% of base salary.
(2)	Amounts in this column include the value of accelerated vesting of Company Stock Options and shares of Company Restricted Stock held by the executive officer and unvested as of February 28, 2012. Accordingly, such amounts do not reflect the value of awards that are currently expected to vest prior to such date in the ordinary course. For Company Stock Options, amounts represent the intrinsic value of the unvested awards, or the difference between the Offer Price and the exercise price for the shares underlying the Company Stock Options. For shares of Company Restricted Stock, amounts represent the number of shares of unvested Company Restricted Stock multiplied by the Offer Price.
(3)	For Ms. Little, includes (i) 50,000 unvested options with an exercise price of $1.50, based upon a grant made on May 5, 2009 of 100,000 options vesting over a 4-year period; (ii) (y) 26,667 unvested restricted shares, based upon a 40,000 share grant made on January 3, 2011 vesting over a 3-year period, and (z)

50,000 unvested restricted shares, based upon a 75,000 share grant made on January 4, 2010, of which 10,000 shares vested on January 4, 2011, 15,000 shares vested on January 4, 2012 and 50,000 shares vest on January 3, 2013.
(4)	For Mr. Hassoun, includes (i) 37,500 unvested options with an exercise price of $2.80, based upon a grant made on September 1, 2010 of 50,000 options vesting over a 4-year period; and (ii) 22,500 unvested options with an exercise price of $2.80, based upon a grant made on January 3, 2011 of 30,000 options vesting over a 4-year period.
(5)	Amounts in this column are retention bonuses, paid upon the closing of the transaction.

Director Compensation

Members of the Company’s board of directors (the “Company Board”) are paid (i) an annual fee of $24,000 paid in cash and (ii) a $24,000 payment to each director, paid in four $6,000 installments for three months in advance, beginning on June 1, 2011 (in lieu of prior restricted stock award grants). In addition, the chair of the Audit Committee receives $8,000 annually and each other Audit Committee member receives $4,000 annually, the chair of the Compensation Committee receives $6,000 annually and each other Compensation Committee member receives $3,000 annually, and the chair of the Nominating and Governance Committee receives $6,000 annually and each other Nominating and Governance Committee member receives $3,000 annually. Any shares of Company Restricted Stock granted as part of a director’s annual compensation that remain unvested immediately before the Acceptance Time will vest and be canceled in exchange for an amount in cash calculated as described above.

Dr. Bersoff and the Company are parties to a letter agreement dated December 15, 2010, and effective January 1, 2011 (the “Bersoff Agreement”), pursuant to which Dr. Bersoff serves as the Company’s Non-Executive Chairman of the Board of Directors until the later of June 30, 2012 or the Company’s 2012 annual stockholders’ meeting (or any earlier change in control of the Company). The terms of the Bersoff Agreement provide for (i) monthly payments of $13,333.33, paid quarterly, (ii) eligibility to receive future equity award grants comparable to other members of the Company Board, and (iii) health insurance consistent with that of Company executives through the termination date. All monthly cash payments due under the Bersoff Agreement have been paid, and beginning last year Dr. Bersoff received the annual $24,000 payment in lieu of prior restricted stock award grants. Pursuant to a separate Board action on January 30, 2012, effective as of March 1, 2012, and as in the case of other directors, Dr. Bersoff receives the same $24,000 annual fee payable in four installments for three months in advance, as the other members of the Company’s Board. The Bersoff Agreement also provides for a post termination 18-month non-solicitation and non-competition term. Such summary and description of the Bersoff Agreement are qualified in their entirety by reference to the Bersoff Agreement, which is included as Exhibit (e)(14) hereto.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation and bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation includes such a provision.

The Merger Agreement requires Parent and the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, the Merger Agreement requires the Surviving Corporation to maintain the Company’s current directors’ and officers’ insurance and indemnification policies (or substitute insurance of at least the same coverage and amounts containing terms and conditions that are no less favorable to the indemnified parties) for six years following the consummation of the Merger. However, the Surviving Corporation will not be required to pay premiums which on an annual basis exceed 250% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also requires Parent and the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

The Company Board has unanimously (1) deemed it advisable and in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) declared that the Offer, the Support Agreements, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders, (3) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (4) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that ATS’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Background of the Offer and Reasons for Recommendation

Background of the Offer

From time to time, the Company Board has proactively considered strategic transactions as a means of maximizing stockholder value. The Company has, in recent times, struggled with significant external factors, such as the timing of new contract awards, uncertainties as to federal government budgets, and a slowdown in government procurement and spending. In addition, during the fall of 2010 holders of significant blocks of the Company’s stock indicated their desire to management and the Board that the Company consider a sale scenario. In January 2011, the Company Board discussed various alternatives and authorized management to evaluate possible strategic alternatives for the Company, including consideration of a sale of the Company or a similar strategic transaction. Inherent in the decision to assess strategic alternatives was a decision to continue to operate the business with strong EBITDA margins and not to make investments in the future such as recruiting additional high caliber personnel to fill key operating, sales and development positions that would focus on organic and strategic growth.

Accordingly, on January 7, 2011, the Company publicly announced that it had begun a process to evaluate strategic alternatives, and on January 20, 2011, the Company engaged Sagent Advisors Inc. (“Sagent”) to assist and advise the Company Board in its review of such strategic alternatives. The Company and Sagent executed an engagement letter setting forth the terms of Sagent’s engagement as independent financial advisor to the Company. On January 24, 2011, Sagent, members of the Company’s management team and members of the Company’s Board met to organize the strategic alternatives process.

On February 15, 2011, on a teleconference between Parent and representatives of Sagent, Parent expressed an informal interest in discussing a business transaction with the Company.

On March 8, 2011, at the direction of the Company Board, Sagent began contacting a wide range of 99 potentially interested parties, both strategic and financial, to evaluate parties’ interest in acquiring the Company. After confirming such interest, the Company executed confidentiality agreements and provided confidential information packages for review to 34 interested parties. In particular, the Company entered into a confidentiality agreement with Parent on March 31, 2011.

On April 8, 2011, the Company Board held a conference call and received an update of the status of the assessment of strategic alternatives and contacts with potentially interested parties.

On April 19, 2011, at the direction of the Company Board, Sagent notified the remaining 20 interested parties that the bid date would be postponed until further notice.

On May 13, 2011, at the direction of the Company Board, Sagent distributed a supplemental information packet, containing updated information from the Company’s management team, including a downward revision of the Company’s financial forecast, to 19 interested parties, including Parent, and also informed the interested parties of a targeted initial bid date of May 20, 2011.

On May 16, 2011, the Company announced its results of operation for the first fiscal quarter of 2011 and revised its earnings guidance downward for the fiscal year ending December 31, 2011.

On May 20, 2011, the Company received a written, non-binding indication of interest from Parent to acquire the Company for an enterprise value range of $100 million to $120 million. From June through August 2011, the Company provided Parent with a management presentation, answered its questions and provided Parent with the opportunity to conduct more detailed due diligence.

On May 24, 2011, the Company Board held a meeting at the Company’s headquarters, with representatives from Sagent and counsel for the Company in attendance, as well as members of Company management. Sagent discussed the process to date, commenting on the number of parties contacted and those that had executed non-disclosure agreements to date. Sagent noted that a supplemental information packet with the revised financial forecast had been distributed on May 13, 2011. Sagent then provided an overview of those parties contacted and their current interest status, as well as a summary of the general feedback received from both the interested parties and those that had declined to participate in the bid process. The Company Board discussed the analysis and feedback in detail, asked questions of Sagent and management, particularly in relation to management’s revised forecast, associated adjusted EBITDA margins, and the impact of the current challenging market environment.

During the summer months and continuing through the fall, the Company Board conducted regular —  often on a weekly basis — telephone conferences with Company management, and often representatives of Sagent and the Company’s outside legal counsel, Squire Sanders (US) LLP, to discuss the progress of the strategic evaluation process.

On June 24, 2011, the Company’s management conducted a management presentation with Parent at the offices of counsel for the Company. Following the presentation, Parent was granted access to an online data room, which contained detailed financial, operating and other information about the Company.

On June 29, 2011, Parent informed Sagent that it was revising its enterprise valuation range to $80 million to $85 million. On the same day, the Company revoked Parent’s access to its dataroom.

On July 5, 2011, Parent reiterated its interest and suggested that it might be able to reach an enterprise value of $90 million or more.

On July 8, 2011, the Company Board held a special meeting at the offices of CM Equity Partners in New York City, with representatives of counsel for the Company present in person and Sagent in attendance telephonically, as well as members of Company management. The purpose of this meeting was to obtain an update on negotiations with the potential buyer who was furthest in the process at the time, Parent. Representatives of Sagent explained that the management presentations had gone well with Parent, but that Parent had communicated it was considering a revised bid below the initial anticipated range, primarily as a result of some concerns about the Company achieving its 2011 revenue targets. The Company Board discussed whether, given the downward movement in Parent’s indicated price range, it made sense to continue discussions with Parent. The Company Board noted that a longer-term course of action to enhance stockholder value would involve additional investment over time and would result in increased uncertainty, and the risk associated with such uncertainty could have a short-term negative effect on the Company, in particular with regard to the Company’s staffing and the risk of possible loss of value that could arise through the loss of key personnel. After a lengthy discussion, the Company Board determined that the strategic alternatives evaluation process should continue and discussions with Parent should be pursued as a part of that process until the Company Board knew with more certainty what price Parent was willing to pay for the Company, as well as pricing and interest levels from other parties.

On July 13, 2011, the Company granted Parent access to its dataroom again.

On July 21, 2011, at the direction of the Company Board, Sagent contacted 11 additional parties that had previously expressed interest in the Company but had initially declined further involvement in pursuing a transaction because of valuation concerns.

On July 25, 2011, the Company announced its results of operation for the second fiscal quarter of 2011 and, at the direction of the Company Board, Sagent distributed a second supplemental information packet from the Company’s management team, containing a slight downward revision to the Company’s financial forecast, to eight interested parties, including Parent.

On July 27, 2011, the Company’s management hosted Parent for a detailed program review presentation.

On August 1, 2011, Dr. Bersoff and Ms. Little discussed with counsel for the Company both the process of Company discussions with its major stockholders as the strategic evaluation process evolved, and also the process for a potential tender offer. They also addressed whether the Company should obtain a fairness opinion in connection with any proposed transaction.

On August 4, 2011, Party A, who Sagent had reached out to initially and also a second time, submitted an indication of interest to acquire the Company for an enterprise value range of $95 million to $105 million, or $3.85 to $4.25 per share. Also on August 4, 2011, Sagent received a call from Party B, who had previously been contacted by Sagent, expressing interest in re-engaging in the process.

On August 8, 2011, Party C, who Sagent reached out to initially and also a second time, submitted an indication of interest to acquire the Company for $3.00 to $3.50 per share.

On August 17, 2011, the Company’s management hosted Party C for a management presentation.

On August 25, 2011, the Company’s management hosted Party A for a management presentation. Also on August 25, 2011, Party B submitted an indication of interest to acquire the Company for $3.50 per share.

On August 30, 2011, the Company’s management held a telephonic management presentation with Party B.

On August 31, 2011, Party A and Party B declined to continue pursuing the Company.

On September 13, 2011, at the direction of the Company Board, Sagent distributed a third supplemental information packet, containing a revised financial forecast from the Company’s management team, to Parent and Party C, which contained a downward revision to the financial forecast. The packet included an instruction letter and draft Merger Agreement seeking refined proposals to acquire control of the Company. Responses were due on September 22, 2011.

Company management hosted Party C for a detailed program review presentation on September 16, 2011.

On September 19, 2011, the Company’s management hosted Parent for another detailed program review presentation.

On September 22, 2011, Parent submitted an offer to acquire the Company for $3.40 per share, and on September 23, 2011, Party C submitted an offer to acquire the Company for $3.35 per share.

On September 26, 2011, the Company Board held a meeting at the Company’s headquarters, also attended by representatives of Sagent and counsel for the Company, as well as members of Company management. Representatives of Sagent gave the Company Board an update on Sagent’s activities associated with the Company’s evaluation of strategic alternatives, including an overview of the history of the discussions with potentially interested parties. In particular, Sagent reviewed in detail the proposals that had been received from the two parties, commenting on subjects such as the purchase price offered, the speed with which the parties might be willing and able to proceed, and possible transaction structure. The Company Board directed Sagent to continue discussions with the two interested parties, with a focus on negotiating a higher price and eliminating as much “conditionality” as possible. The Company Board also discussed the possibility of providing for a bonus arrangement to Ms. Little and Mr. Hassoun upon closing of the transaction, but no decision was reached.

At the Company Board’s direction, on September 27, 2011, Sagent contacted Parent and Party C to discuss certain terms of each offer and also request an increase in offer price per share.

On September 28, 2011, the Company’s counsel provided Parent’s counsel with a draft Support Agreement, pursuant to which certain large stockholders of the Company would agree to tender a portion of their shares in the Offer. Also on September 28, 2011, the Company’s counsel provided Parent’s counsel with a revised draft Merger Agreement, following discussions between the two counsels of Parent’s initial review of the prior draft provided.

On September 29, 2011, at the Company Board’s direction, Sagent circulated a revised fiscal year 2011 financial forecast from the Company’s management team to Party C and Parent, the two parties from which it had received offers. The update included several contract wins and losses, with a net effect of a slight downward revision to the financial forecast. Also on September 29, 2011, Sagent received an updated offer from Parent to acquire the Company for $3.50 per share, along with a revised draft of the Merger Agreement and a proposed draft Exclusivity Agreement. Party C declined to submit an increased offer for the Company.

On September 30, 2011, the Company Board held a telephonic meeting with representatives of Sagent and counsel for the Company joining, as well as members of Company management. Sagent reported on further discussions with representatives of both parties that had extended offers. Sagent explained that Parent had increased its proposed purchase price from $3.40 per share to $3.50 per share. The structure of the proposed transaction was discussed at length, involving an initial tender offer either with a 90% minimum tender condition, followed by a short form merger or, if necessary, long form merger. The Board discussed valuation, the impact of the Company’s lower fourth quarter projections, whether a higher price could be negotiated, and the relevant risks of the Parent proposal, including the risk that Parent might not be able to obtain financing.

At Dr. Bersoff’s request, counsel for the Company commented on the nature of the relevant legal issues presented, including a brief review of the Board’s fiduciary duties, as well as the discussions it had held with representatives of Morrison & Foerster, counsel for Parent. Representatives of Sagent also reported that Party C had a substantial amount of diligence remaining and was not willing to increase its proposed $3.35 per share offering price. After full discussion, the Company Board directed Sagent to continue discussions with Parent in an effort to improve the proposed price, and counsel for the Company was authorized to engage in dialogue with counsel for Parent to narrow the open issues in relation to the draft Merger Agreement.

On October 1, 2011, counsel for the Company, on behalf of the Company, circulated a revised draft of the Merger Agreement and a revised draft Exclusivity Agreement to counsel for Parent. On the same date, Parent and the Company met to formally initiate extensive due diligence efforts.

On October 2, 2011, the Company’s counsel and Parent’s counsel held a teleconference to discuss the terms of the Merger Agreement. On the same date, representatives of each of Sagent and Parent held a teleconference to discuss Parent’s proposed offering price, during which Sagent requested an additional increase to Parent’s offer.

On October 3, 2011, at the Company Board’s request, Sagent contacted Parent to again request that it increase the offer price per share; Parent declined to submit a revised offer. Also on October 3rd, the Company Board held a telephonic meeting with representatives of Sagent and counsel for the Company joining, as well as members of Company management. Representatives of Sagent reported that Parent was continuing to propose a purchase price of $3.50 per share, subject to a number of contingencies, including completion of due diligence and obtaining financing. Counsel for the Company reported that some progress had been made on the Merger Agreement, although significant issues remained outstanding, including Parent’s insistence upon a minimum 90% tender condition. The Company Board and Company management extensively discussed various factors in connection with the possible transaction and why the sale of the Company at the best possible price was in the best interests of the Company’s stockholders. The Company Board decided not to solicit further alternative proposals to Parent’s proposed offer in light of, among other things, the Company’s failure to meet revenue projections since January 2011 (at least in part due to the strategic alternatives evaluation process that was underway, which made it difficult to recruit new talent to replace attrition within the business development staff), external forces including uncertainties as to current federal government budgets and delays in contract awards, and the expressed strong preference of some of the Company’s most significant stockholders to sell the Company over other strategic alternatives.

On balance, given these factors, the thoroughness of the evaluation of strategic alternatives over the course of nine months (summarized below), the terms proposed by Parent, the risks and delays associated with steps that would be necessary to increase the Company’s value, and the fairness of the proposed price, the Board concluded that entering into an Exclusivity Agreement with Parent was in the best interest of the Company’s stockholders. The Board authorized the Company to continue negotiations with Parent with the goals of arriving at a detailed understanding of the terms of the contemplated transaction, agreeing on an Exclusivity Agreement under which the Company would agree to negotiate exclusively with Parent, and finalizing as soon as practicable a definitive Merger Agreement relating to the contemplated transaction. The Board further authorized management and the Company’s counsel to enter into non-disclosure agreements with the Company’s major stockholders and discuss the contemplated transaction with them to ensure their support.

On the same date, Parent sent a revised draft Merger Agreement and Exclusivity Agreement to the Company.

On October 4, 2011, Parent, Sagent, counsel for Parent and counsel for the Company held a teleconference to discuss elements of the transaction to be addressed before the parties could proceed. In addition, Parent and the Company entered into the Exclusivity Agreement. At the Company Board’s direction, Sagent informed Party C that the Company had signed an Exclusivity Agreement with another party and that it did not intend to move forward with Party C. Upon the execution of the Exclusivity Agreement, and from October 20, 2011 through the end of the following week, Parent conducted in-person interviews and due diligence sessions at the Company.

Simultaneously, counsel for the Company circulated on October 5, 2011, draft non-disclosure agreements (which also prohibited transactions in the Company’s securities) to certain large stockholders of the Company, and such non-disclosure agreements were negotiated over the course of the following week and a half. Upon execution of the non-disclosure agreements, the Company and its counsel discussed with each stockholder under a non-disclosure agreement, at a high level, the proposed transaction with Parent to gauge the support of the stockholder. Because Parent had indicated that such agreements would be required, representatives of the Company also discussed with the major stockholders execution of an undertaking agreement pursuant to which the stockholders would agree to tender its shares in connection with any tender offer by Parent and, if necessary, vote its shares in favor of the proposed transaction. Such major stockholders were Lampe, Conway & Co., LLC, Revelation Capital Management Ltd., Carl Marks & Co., Inc. and Minerva Group, LP.

In addition to the above major outside stockholders, Parent required the Company to negotiate stockholder agreements with each of Joel Jacks, Peter Schulte, and Dr. Edward Bersoff, who are all members of the Company’s Board of Directors and also significant Company stockholders. It was anticipated that these undertaking and stockholder agreements would provide for, among other things, agreement of the stockholders to tender shares equal to an aggregate of 40% of the outstanding Company common stock pursuant to the tender offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement. The stockholder and undertaking agreements (collectively, the “Support Agreements”) would terminate in the event the Merger Agreement is terminated.

Counsel for the Company circulated initial drafts of the Support Agreements to the applicable stockholders shortly after the non-disclosure agreements were executed in early October. For the duration of October and extending through early November 2011, counsel for the Company facilitated negotiations and revisions to the agreements from each of the stockholders and their outside counsels, as well as counsel for Parent.

On October 14, 2011, Dr. Bersoff requested that the Company Board reach a resolution in relation to authorizing Sagent to prepare a fairness opinion. A conference call of the Company Board, as well as members of Company management and representatives of Sagent and counsel for the Company, was held to discuss this issue and others. Sagent reported on the considerable financial diligence-related activity that had occurred, and counsel for the Company discussed the progress made toward entering into Support Agreements with major stockholders. The Company Board also discussed transaction structure, including a related top-up option. Upon conclusion of these discussions, the Sagent representatives were asked to leave the meeting, and the Board discussed whether it was advisable to have Sagent deliver a fairness opinion for the transaction versus a third party. Following detailed discussion and an analysis of the costs and benefits associated with such decision, the Company Board determined that, in light of Sagent’s deep knowledge of the background and status of the transaction, as well as the Company and its performance, and its extensive industry knowledge and expertise, it would be preferable to have Sagent deliver such an opinion, and the Company Board authorized the Company to instruct Sagent to prepare such an opinion.

On October 15, 2011, counsel for the Company circulated a revised Merger Agreement to counsel for Parent, primarily inserting language in relation to equity financing.

On October 19, 2011, counsel for Parent, on behalf of Parent, circulated a revised Merger Agreement to counsel for the Company.

On October 21, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. The participants discussed the status of the ongoing due diligence by Parent, conversations with major stockholders, and counsel for the Company responded to inquiries in relation to the status of the Merger Agreement and related legal documentation.

On October 24, 2011, counsel for the Company and counsel for Parent negotiated the terms of the Merger Agreement via teleconference.

On October 25, 2011, counsel for the Company, on behalf of the Company, circulated a revised Merger Agreement to Parent’s counsel.

On October 26 – 27, 2011, Parent and the Company held a series of meetings to discuss the Company’s operations and integration aspects.

On October 28, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. Sagent reported on the status of the financial due diligence and other items, and counsel for the Company reported on the status of the legal negotiations. Members of the Company Board asked a number of inquiries in relation to the reports.

Also on October 28, 2011, counsel for the Company provided Parent’s counsel with a draft limited guaranty to be entered into between the Company and certain of its investors. Parent’s counsel provided the Company’s counsel with a list of open issues on the Merger Agreement. Counsel for the Company provided Parent’s counsel with a response to the list of open issues the following day.

On November 3, 2011, Parent circulated a first draft of its debt and equity financing commitment letters, as well as a revised limited guaranty, to the Company and its counsel.

On November 4, 2011, the Company Board held a meeting via teleconference in which members of Company management, as well as representatives of Sagent and counsel for the Company, participated. Ms. Little discussed certain issues with respect to a government contract that had arisen in the course of due diligence, and how such issues were being addressed by Company management and counsel. The Company Board also discussed at length the issue of exclusivity and whether to amend the Exclusivity Agreement. Accordingly, on November 4, 2011, Parent and the Company amended the Exclusivity Agreement to prohibit the Company from providing notice of termination of exclusivity prior to November 11, 2011.

On November 9, 2011, Parent, the Company, counsel for Parent and counsel for the Company participated in a conference call to discuss the outstanding issues in connection with the Merger Agreement and possible timing for moving forward with the proposed transaction. The Company also had correspondences with the other party to the government contract that was highlighted by Parent during the due diligence process to discuss the potential contract issues raised by Parent.

On November 11, 2011, the Company Board, as well as members of Company management, and representatives of Sagent and counsel for the Company, held a telephonic meeting to discuss the current status of the negotiations and Merger Agreement. Sagent reported that Parent’s due diligence was nearly complete, and the group discussed an issue with respect to a specific government contract that had arisen in connection with due diligence efforts. The Company Board was updated on the overall status of the transaction, and discussed possible timing scenarios and whether to further extend exclusivity, scheduled to expire on the same day. The Company Board expressed concern that the Company had not received a revised draft of the Merger Agreement from Parent and its counsel since October 25, and determined to approve an amendment to the Exclusivity Agreement that would prohibit termination of the exclusivity period until November 18, provided that if a revised draft of the Merger Agreement was not received before 5:00 p.m. on November 15, the Company would retain the right to terminate the Exclusivity Agreement immediately. The parties never executed the proposed extension to the Exclusivity Agreement, and the Company thus retained the right under the existing Exclusivity Agreement to terminate such agreement on two business days’ notice.

On November 14, 2011, counsel for Parent circulated a revised Merger Agreement to the Company and counsel for the Company. On the same day, the Company released its third quarter 2011 financial results and revised its full year guidance downward. Following the exchange of documentation on November 14, 2011, the parties agreed to suspend further discussion on the Merger Agreement until the matter associated with the contract issue was resolved.

On November 17, 2011, the Company Board, as well as members of Company management, and representatives of Sagent and counsel for the Company, held a telephonic meeting to discuss the state and timing of the transaction. Management gave an update on the government contract issue that had arisen during due diligence, and the Board discussed that Parent and its counsel were delaying other aspects of the transaction until that issue was resolved. The Board also discussed the possibility of moving in the direction of a long-form merger rather than the tender offer approach, and whether to extend exclusivity. The Board determined not to further amend the Exclusivity Agreement and generally determined that no Board action was required, and Company management should continue to resolve Parent’s concerns regarding the one government contract.

During the course of the due diligence review from October to November 2011, as mentioned above, certain documentation issues with respect to a government contract were raised and addressed by the Company and counsel for the Company. The Company was ultimately able to resolve this issue to the satisfaction of Parent, but it took a period of time to coordinate with the appropriate parties during the holiday season. As a result, the negotiation and documentary aspects of the transaction were largely tabled from early November until mid-January, when the government contract in question was modified. After further diligence during the balance of January and early February, it was determined that the contract modification resolved the issue.

On January 23, 2012, the Company’s management hosted Parent’s management team to discuss 2011 fourth quarter and year-end results, which were lower than previous estimates, and provided an updated forecast outlook, which was revised lower from the last financial forecast provided to Parent.

On January 27, 2012, Parent called Sagent to express concern about several topics, including the financial performance of the Company, and as a result of those concerns, informed Sagent that it was reducing its offer to acquire the Company to a value of $3.05 per share. Sagent requested that Parent increase its offer, and Parent then provided indications that it would be willing to provide an offer of $3.10 per share to $3.15 per share.

On January 30, 2012, the Company Board and Compensation Committee held in-person meetings to discuss the Company’s 2011 results, 2012 budget, and 2012 compensation for executive officers and directors. Members of Company management, and representatives of Sagent and counsel for the Company participated in the meeting as appropriate, with Sagent presenting an update on Parent’s revised offer, process timing and status of the transaction. Sagent reviewed the Company’s relative trading performance, and also conveyed Parent’s concerns about a possible transaction which included the Company’s reduction of forecasted fiscal year 2011 adjusted EBITDA from $13.4 million to $11.9 million and fiscal year 2012 adjusted EBITDA from $16.1 million to $14.0 million, as well as Parent’s ability to conclude a tender offer process prior to the end of the first quarter of 2012. Among the matters discussed was the possibility of deferring the pursuit of strategic alternatives until the Company’s operations had stabilized. After discussion that included input from the representatives of Sagent, the Company Board concluded that stabilizing the Company’s operations, especially given the Company’s recent performance and current government services market conditions, would require considerable time and investment. And whether and when a new process would create more value for stockholders was uncertain. Accordingly, following a briefing by counsel as to the Board’s fiduciary duties, the Board instructed Sagent to respond to Parent’s position, including a price range that the Board would likely find acceptable.

Later on January 30, 2012, pursuant to the Company Board’s request, Sagent requested that Parent increase its offer price. Parent verbally acknowledged the Company’s request without formally agreeing to increase its offer to $3.20 per share.

On January 31, 2012, counsel for the Company circulated a revised Merger Agreement and issues list to counsel for Parent, picking up from the document last circulated on November 14, 2011.

On February 1, 2012, the Company’s counsel provided Parent’s counsel with a draft of the Company disclosure letter to the Merger Agreement. Parent’s counsel provided Company’s counsel with a list of open issues on the Merger Agreement.

Beginning on February 2, 2012 and for the following two weeks, counsel for the Company, counsel for Parent, Lampe, Conway & Co., LLC, Revelation Capital Management Ltd., Carl Marks & Co., Inc. and Minerva Group, LP, and their counsels, as applicable, recommenced negotiations and finalized the substance of the outside Support Agreements, which had previously halted in November. During that same timeframe, the parties held negotiations concerning the Merger Agreement issues list and arrived at preliminary agreement on those issues.

On February 3, 2012, counsel for Parent conducted a conference call with counsel for the Company to further discuss the government contract issue that had been identified during due diligence. On the same date, a draft of the Merger Agreement and a summary term sheet were distributed to the Company Board for consideration.

Late on the evening of February 3, 2012, counsel for Parent circulated a further revised Merger Agreement to the Company and counsel for the Company.

On February 4, 2012, Parent circulated then existing drafts of its financing commitment letters, which then included mezzanine financing, to counsel for the Company. The Company and its counsel provided comments to the financing documents and limited guaranty throughout the negotiation process.

On February 5, 2012, Company management circulated to its Board a memorandum from counsel for the Company describing differences between the draft Merger Agreement circulated to the Board on February 3, 2012 and the version received from counsel for Parent later on February 3rd.

On February 6, 2012, the Company provided a revised list of open issues on the Merger Agreement to Parent.

On February 7, 2012, the Company’s Board convened by conference call to discuss Parent’s $3.20 per share proposal and authorized the Company and its advisors, Sagent and counsel for the Company, to pursue finalization of the transaction documents at that proposed price. The Company’s Board asked Sagent to prepare its opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company, of the $3.20 per share cash consideration to be offered to such holders pursuant to the definitive agreement.

Later on the same day, counsel for Parent circulated a revised Merger Agreement to the Company and counsel for the Company.

On February 8, 2012, Parent incorporated Atlas Merger Subsidiary, Inc. in Delaware, to serve as the merger subsidiary, or Offeror, in the transaction. Also on the same day, counsel for the Company both provided additional comments to the draft Merger Agreement to Parent’s counsel and also circulated updated individual Support Agreements for Joel Jacks, Peter Schulte and Edward Bersoff to counsel for Parent for review. Over the course of the remainder of that week and the following week, Company counsel discussed and finalized the individual Support Agreements.

The Company also received due diligence requests of Parent’s lenders, and responded accordingly.

On February 9, 2012, the Company distributed a revised draft of the Merger Agreement and related documentation, including a revised summary term sheet, all in substantially final form, to the Company Board. Company counsel also circulated a slightly updated Merger Agreement to Parent’s counsel. Also on February 9, 2012, Parent and the Company met to discuss additional steps to resolve open contract issues raised during the diligence process.

On February 13, 2012, the Company distributed resolutions regarding the proposed transaction for the Company Board’s consideration. Also on the same day, counsel for Parent provided Company counsel with comments to the draft of the Company disclosure letter to the Merger Agreement. Throughout the week of February 13, 2012, Parent finalized its financing arrangements, with Company’s counsel reviewing the same.

On February 16, 2012, Parent finalized and executed a mezzanine financing letter with PNC Mezzanine Capital. Counsel to Parent provided Company counsel with a draft of the Parent disclosure letter to the Merger Agreement. Company counsel provided Parent counsel with a revised draft of the Company disclosure letter to the Merger Agreement.

On February 17, 2012, counsel for the Company provided Parent’s counsel with revised drafts of the Merger Agreement and the Company disclosure letter. On the same date, Parent’s and Merger Sub’s respective board of directors unanimously approved the Merger Agreement and the Merger with an offer price of $3.20 per share. Parent also finalized and executed a debt financing letter with certain lenders and the equity commitment letter with investors.

On February 18, 2012, the Company distributed a final form Merger Agreement and draft Schedule 14D-9 to the members of the Board.

The Board of the Company met on February 20, 2012, and the Company Board engaged in a thorough review, with representatives of Sagent and counsel for the Company, of key provisions of the transaction and Merger Agreement. Representatives of Sagent and counsel for the Company responded to questions from members of the Company Board regarding the Merger Agreement and the transaction generally. Once again the Board discussed the possibility of deferring the pursuit of strategic alternatives until the Company’s operations had stabilized. Once again, after discussion, the Company Board concluded that stabilizing the Company’s operations, especially given the Company’s recent performance and current government services market conditions, would require considerable time and investment. In these circumstances, the Board concluded that providing near-term liquidity for stockholders in the proposed transaction was in the stockholders’ interest. Sagent presented its analysis of the Offer and the Merger and delivered an oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $3.20 per share cash consideration to be offered to the holders of shares of Company Common Stock in the Offer and the Merger is fair to the holders of shares of Company Common Stock (other than Parent, Merger Sub, the Company and holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock) in the Offer and the Merger was fair from a financial point of view to such stockholders. Representatives of Sagent responded to numerous questions from members of the Company Board regarding their financial analyses of the Company and the Offer and Merger. After further discussion, the Company Board unanimously approved the proposed Merger Agreement, Support Agreements, Offer and Merger. The Company Board also approved a cash bonus for each of Ms. Little and Mr. Hassoun equivalent to four months’ base pay paid upon the closing of the transaction.

Following the approval of the transaction by the Company Board, the Merger Agreement, Support Agreements and other transaction-related documents were signed and, on February 21, 2012, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release issued by the Company and Parent has been filed as Exhibit (a)(8) and is incorporated herein by reference.

Summary of Third Party Contacts

The following table summarizes the contacts made by Sagent, at the request of the Company Board, to evaluate third party interest in acquiring the Company.

	Number of Parties
Event	Strategic	Financial Sponsor	Total
Sagent Contacted Initially	64	35	99
Sagent Sent “Teaser” Information	62	33	95
Sagent Sent Non-Disclosure Agreement (“NDA”)	23	25	48
Signed NDA/Sagent Sent Confidential Information Presentation	13	21	34
Sagent Sent First Supplemental Information Packet	7	12	19
Submitted Indication of Interest	1	3	4
Sagent Reached Out Again in July After Third Party Initially Declined	3	8	11
Sagent Sent Second Supplemental Information Packet	2	6	8
Management Presentation	1	3	4
Sagent Sent Third Supplemental Information Packet	1	1	2
Detailed Program Review Presentation	1	1	2
Submitted Final Offer	1	1	2

Reasons for Recommendation

In evaluating the strategic alternatives available to the Company, and specifically the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, legal counsel and an independent financial advisor.

In determining that the sale of the Company at the proposed price is the best strategic alternative for the Company’s stockholders, the Company Board considered a number of factors, including the following:

•	improving the Company’s revenue and operating results would require investment in the business, and in the current market climate such investment would not likely have the support of the Company’s most significant stockholders, who have expressed a strong preference for selling the Company over other strategic alternatives;
•	since January 2011, the Company has failed to meet revenue projections and reduced its 2011 financial forecast on six occasions due to a number of factors, including uncertainties as to federal government budgets and government spending reductions, a slowdown in government procurement, related delays in contract awards, and the Company’s inability to attract and retain senior staff given the uncertainties caused by the pendency of the strategic alternative assessment process;
•	there is a very good chance that Federal, state and local government spending may at best remain steady, and likely shrink;
•	given the special issues surrounding the U.S. housing market and government-sponsored enterprises such as Fannie Mae, it is not surprising that the Company’s revenue from Fannie Mae has been on a downward trend;
•	the factors contributing to the Company’s failure to meet financial forecasts are still present, and the risks associated with achieving future forecasts are high;
•	notwithstanding disappointing revenue trends, the Company’s current EBITDA margins and backlog make it attractive to potential buyers;
•	if the Company Board decided to abandon the assessment of strategic alternatives, the Company’s EBITDA margins and backlog would likely shrink at least in the short-term;
•	the Company Board has been very closely involved in reviewing the sales process, with regular (often weekly) updates from management and representatives of Sagent;
•	abandoning the strategic alternatives process in favor of stabilizing and then improving Company performance would involve considerable time and investment;
•	due to factors outlined above, the government services sector is under pressure, and there can be no assurance that a better valuation could be achieved following stabilization of, and investment in, the Company;
•	a sale at this time will provide immediate liquidity to the Company’s stockholders; and
•	as long as the Company’s evaluation of alternatives remains unresolved, it will be increasingly difficult for the Company to recruit high caliber personnel to fill key operating, sales and development positions.

In recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Company Board also considered a number of other factors, including the following:

•	the Company Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as a stand-alone entity, as discussed above;
•	the fact that the Offer is the result of a comprehensive auction process conducted by the Company involving outreach to a large number of both potential strategic and financial purchasers, with such outreach involving a significant number of management presentations and an extended diligence process;

•	the fact that the Offer provides for a cash tender offer for all shares of Company Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides stockholders certainty of value for their shares;
•	the presentation by Sagent on February 20, 2012 to the Company Board, together with its written opinion dated February 21, 2012, that, as of such date and based on and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the $3.20 per share cash consideration to be offered to the holders of shares of Company Common Stock (other than Parent, Merger Sub, the Company and holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock) in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of Sagent’s written opinion, dated February 21, 2012, is attached hereto as Exhibit (a)(7);
•	the Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Parent and its advisors, on the other hand;
•	the fact that the Offeror must extend the Offer for up to two consecutive periods of five business days each, if, on any then-scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;
•	the fact that the potential for closing in a relatively short timeframe provided by the structure of the transaction could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption;
•	the fact that the Company Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company to provide information to, and engage in discussions or negotiations with, a third party following the receipt of a bona fide written alternative acquisition proposal that the Company Board determines in good faith, after consultation with outside legal counsel and the Company’s independent financial advisor, constitutes or could reasonably be expected to lead to a superior proposal;
•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Parent of certain matters, provisions regarding further negotiations with Parent and provisions regarding payment of a $1.5 million termination fee plus expenses of up to $1 million), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Company Board to enter into a superior transaction with a third party;
•	the Company Board’s belief that the termination fee of $1.5 million plus expenses of up to $1 million would not be a significant deterrent to competing offers and that the amount of such fee and expenses is believed to be within the range of termination fees payable in comparable transactions; and
•	the availability of appraisal rights of holders of shares of Company Common Stock who comply with all of the required procedures under Delaware law, recognizing that a condition to the Merger is that holders of not more than 10% of the outstanding shares have exercised appraisal rights.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the potential disruption to the Company’s business that could result from the public announcement and pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on the Company’s business relationships;

•	the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be completed in a timely manner or at all due to the necessity of receiving approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust or national security laws and regulations;
•	the fact that the Offeror is not obligated to purchase any shares of Company Common Stock in the Offer unless, among other things, at least 75% of the outstanding shares of Company Common Stock (determined on a fully diluted basis) have been validly tendered and not withdrawn in accordance with the terms of the Offer and certain regulatory approvals are received;
•	the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. Federal income tax purposes;
•	the fact that the Company’s stockholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;
•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement;
•	the fact that the Merger Agreement contains a termination right in the event that Parent is unable to obtain debt financing; and
•	the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $1.5 million plus expenses of up to $1 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Company Board’s recommendation to the Company’s stockholders, as well as the potential for such termination fee to discourage third parties from proposing a competing business combination transaction after the Merger Agreement was signed.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of executive officers and directors of the Company as described under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

Intent to Tender

After making reasonable inquiry, the Company believes that, except for certain shares recently gifted by a director (see Item 6. “Interest in Securities of the Subject Company” for more information), all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Certain directors of the Company and certain stockholders of the Company have entered into the Support Agreements, pursuant to which such stockholders agreed, among other things, to tender shares aggregating 40% of the outstanding Common Stock pursuant to the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement. The Support Agreements terminate in the event the Merger Agreement is terminated.

Opinion of the Company’s Financial Advisor

On February 20, 2012, Sagent delivered its oral opinion to the Company Board, which opinion was subsequently confirmed by delivery of a written opinion dated February 21, 2012, to the effect that, as of such date, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the $3.20 per share cash consideration (the “Transaction Consideration”) to be offered to the holders of shares of Company Common Stock (other than shares of Company Common Stock held by Parent, Merger Sub, the Company and holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock (such holders collectively, the “Excluded Holders”)) in the Offer and the Merger was fair, from a financial point of view, to such stockholders.

The full text of Sagent’s opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sagent. The full text of Sagent’s written opinion, dated February 21, 2012, is attached hereto as Exhibit (a)(7). Sagent’s opinion is directed only to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than Excluded Holders) of the Transaction Consideration and does not address the fairness of any other aspect of the transactions contemplated by the Merger Agreement. The opinion also does not address the Company’s underlying business decision to proceed with the Offer and the Merger. The opinion is for the use and benefit of the Company’s Board in connection with its consideration of the Offer and the Merger. The opinion is not intended to be and does not constitute a recommendation to any holder of shares of Company Common Stock as to whether to tender into the Offer or how to vote with respect to the Merger or any matter related thereto. Holders of shares of Company Common Stock are encouraged to read Sagent’s opinion carefully in its entirety.

In arriving at its opinion, Sagent had discussions with the Company’s management concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as it deemed appropriate. In addition, Sagent reviewed:

•	the Merger Agreement and the specific terms of the transaction;
•	certain publicly available information concerning the Company that Sagent believed to be relevant to its analysis, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011;
•	financial and operating information with respect to the business, operations and prospects of the Company furnished to Sagent by the Company, including financial projections of the Company prepared by management of the Company (“Base Forecasts”), as well as certain more conservative assumptions and estimates which resulted in certain adjustments to the Base Forecasts (“Adjusted Forecasts”), each of which are described in further detail under “Base Forecasts and Adjusted Forecasts” below;
•	a trading history of the Company’s common stock from January 1, 2008 to February 17, 2012 and a comparison of that trading history with those of other companies that Sagent deemed relevant;
•	a comparison of the historical financial results and present financial condition of the Company with those of other companies that Sagent deemed relevant; and
•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions that Sagent deemed relevant.

In arriving at its opinion, Sagent assumed and relied upon the accuracy and completeness of the financial and other information used by Sagent without any independent verification of such information and further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Base Forecasts supplied to Sagent,upon the advice of the Company, Sagent assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, for purposes of its analysis, Sagent also considered the Adjusted Forecasts, which Sagent discussed with the Company’s management. In light of the Company’s recent performance and pressure to reduce federal government spending, the Company’s management agreed with the appropriateness of, and consented to, Sagent’s use of such Adjusted Forecasts in performing its analysis. Sagent relied upon such Adjusted Forecasts in performing its analysis and relied upon such Adjusted Forecasts in arriving at its opinion. Sagent did not assume responsibility for, and expressed no view as to the Base Forecasts or the Adjusted Forecasts or the assumptions on which they are based.

Sagent did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Sagent assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Sagent also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Offer and the Merger will be obtained within the constraints contemplated by the Merger Agreement and that the transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement. The Sagent opinion was necessarily based on economic, market and other conditions as they existed on, and on the information made available to Sagent as of, February 21, 2012. In addition, Sagent was not requested to opine as to, and Sagent’s opinion did not in any manner address: (i) the underlying business decision of the Company to proceed with or effect the Offer and the Merger; (ii) the relative merits of the Offer and the Merger as compared to alternative business or financial strategies that might be available to the Company; or (iii) the fairness of the amount or nature of the compensation to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Offer or the Merger.

Subsequent developments may affect Sagent’s opinion and Sagent does not have any obligation to update, revise or reaffirm its opinion. Sagent did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Sagent’s opinion address any legal, tax, regulatory or accounting matters. Sagent assumed the accuracy and completeness of assessments by the Company and its advisers with respect to legal, tax, regulatory and accounting matters. The issuance of Sagent’s opinion was approved by Sagent’s Fairness Opinion Committee.

In connection with rendering its opinion, Sagent performed a variety of financial and comparative analyses. The material analyses are summarized below. In addition, in performing its analyses, Sagent reviewed the Company’s historical performance, including the approximately negative 11% compounded annual rate of decline of the Company’s revenue from year 2008 to year 2011, relative to the performance of the public companies operating in the Company’s industry, which were reviewed by Sagent in the “Selected Public Companies Analysis” described below. The Company placed no limitations on the scope of Sagent’s investigation or the procedures followed by Sagent in rendering its opinion.

The preparation of a fairness opinion involves various qualitative determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis. Accordingly, Sagent believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Sagent’s analyses and opinion. Sagent did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support Sagent’s opinion. Rather, Sagent arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The Base Forecasts and the Adjusted Forecasts that are in or underlying Sagent’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Sagent considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of anyone involved with the Offer or the Merger. Estimates of the financial value of companies or securities do not purport to be appraisals nor do they necessarily reflect the prices at which companies or securities may actually be sold. For the purposes of Sagent’s analyses, Sagent calculated adjusted total debt based on financial data provided by the Company, including total debt as of December 31, 2011 plus estimated transaction fees and expenses.

The Transaction Consideration was determined through arms’ length negotiation between the Company and Parent. Sagent did not recommend any specific amount or type of consideration to the Company or the

Company Board or that any specific amount or type of consideration constituted the only appropriate amount or type of consideration for the Offer and the Merger.

The following is a summary of the material financial analyses performed by Sagent and reviewed by the Company Board in connection with Sagent’s opinion relating to the Offer and the Merger. The order of the analyses described does not represent relative importance or weight given to those analyses by Sagent. The financial analyses summarized below include information presented in tabular format. In order to fully understand Sagent’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sagent’s financial analyses.

Historical Stock Trading and Transaction Premium Review

Sagent reviewed share price data for the Company from January 1, 2008 through February 17, 2012 and observed that, during this period, the closing share price for the Company ranged from $1.00 to $4.75.

Sagent also reviewed the historical trading prices and volumes for the Company Common Stock for each of the 12-month periods ended February 17, 2012 (the last trading day before the announcement of the execution of the Merger Agreement) and January 7, 2011 (the date the Company publicly announced that it was evaluating strategic alternatives) (the “Unaffected Stock Price”). In addition, Sagent analyzed the Transaction Consideration in relation to: (1) the price per share of Company Common Stock on February 17, 2012; (2) the price per share of Company Common Stock on January 7, 2011; (3) the average price per share of Company Common Stock for each of the 30- and 90-trading days ending February 17, 2012 and January 7, 2011; and (4) the high and low prices per share of Company Common Stock for each of the 12 months ending February 17, 2012 and January 7, 2011. The closing prices per share of Company Common Stock and the implied premiums to the Transaction Consideration of $3.20 per share are detailed below.

	Price	Premium
Unaffected Stock Price as of 1/07/2011	$2.90	10.3%
30-Trading Day Average Prior to 1/07/2011	$2.80	14.3%
90-Trading Day Average Prior to 1/07/2011	$2.87	11.4%
52-Week High as of 1/07/2011	$3.24	(1.2)%
52-Week Low as of 1/07/2011	$2.53	26.5%
Closing Price as of 2/17/2012	$3.25	(1.5)%
30-Trading Day Average Prior to 2/17/2012	$3.19	0.4%
90-Trading Day Average Prior to 2/17/2012	$3.20	0.0%
52-Week High as of 2/17/2012	$4.75	(32.6)%
52-Week Low as of 2/17/2012	$2.80	14.3%

Sagent noted that all of the foregoing reviews are not valuation methodologies and that such reviews were presented merely for reference purposes.

Selected Public Companies Analysis

Sagent compared certain financial information of the Company with corresponding financial information of selected publicly traded government services companies that Sagent judged to be relevant. The companies reviewed in connection with this analysis were as follows:

Selected Companies:

•	Booz Allen Hamilton Inc.
•	CACI International Inc.
•	Dynamics Research Corp.
•	ICF International, Inc.
•	ManTech International Corp.

•	NCI, Inc.
•	SAIC, Inc.

Although none of the selected companies is directly comparable to the Company, the companies selected are publicly traded companies with operational and overall business similarities that for purposes of this analysis Sagent considered similar to the Company.

Sagent calculated the range of trading multiples for all of the companies listed above based on the closing stock prices of the selected companies on February 17, 2012. In particular, Sagent reviewed the enterprise value of the selected companies as a multiple of, among other things, calendar year 2011 earnings before interest, taxes, depreciation and amortization, or EBITDA. Sagent calculated enterprise value as the market capitalization (or equity value), plus total debt and minority interests and preferred stock, less cash and cash equivalents. Sagent also reviewed price to earnings, or P/E, multiples, which is the per share equity value of the selected companies as a multiple of earnings per share, or EPS. Estimated financial data for the Company was based on the Base Forecasts provided to Sagent by the Company’s management. Estimated financial data for the selected companies was based on publicly available information, Wall Street research and data from Capital IQ.

The following table presents the reference range of trading multiples selected by Sagent based on its professional judgment and familiarity with the industry and the publicly traded government services companies listed above:

Selected Companies Multiples Reference Range
Enterprise Value/2011 EBITDA	4.3x to 7.5x
2011 P/E	6.5x to 15.7x

Based upon the foregoing, Sagent applied the selected ranges to the relevant statistic for the Company (in the case of the Company’s enterprise value, Sagent subtracted estimated adjusted net debt of $2.7 million) and calculated an implied range of Company share prices. The following table presents the results of such analysis:

Implied price per Company share
Enterprise Value/2011 Adjusted EBITDA	$2.06 to $3.68
2011 Adjusted P/E	$1.57 to $3.78

Selected Precedent Transactions Analysis

Sagent compared certain financial information relating to the Offer and the Merger with corresponding financial information for 17 selected business combinations involving private and publicly traded companies that generally provide information technology and professional services to the U.S. government, between January 2005 and the present, which Sagent judged to be relevant. The 17 transactions reviewed in connection with this analysis were as follows:

Transaction Closed	Target	Acquiror
Pending	• Federal Division of CIBER, Inc.	• CRGT, Inc.
June 2011	• Apptis Inc.	• URS Corp.
October 2010	• Johnston McLamb Case Solutions, Inc.	• CRGT, Inc.
October 2010	• TechTeam Government Solutions, Inc.	• Jacobs Engineering Group Inc.
August 2010	• McNeil Technologies, Inc.	• AECOM Technology Corp.
December 2009	• TYBRIN Corporation	• Jacobs Engineering Group Inc.
July 2009	• ITSolutions, LLC	• Snow Phipps Group, LLC
June 2009	• Wyle Laboratories, Inc.	• Court Square Capital Partners
December 2008	• Digital Fusion Inc.	• Kratos Defense & Security Solutions Inc.
January 2008	• RS Information Systems, Inc.	• Wyle Laboratories, Inc.

Transaction Closed	Target	Acquiror
June 2007	• Multimax, Inc.	• Harris Corp.
April 2007	• Techrizon, LLC	• Stanley, Inc.
March 2007	• Analex Corporation	• QinetiQ North America Operations LLC
January 2007	• Sierra Systems Group Inc.	• Golden Gate Capital
February 2005	• Shenandoah Electric Intelligence, Inc.	• SI International, Inc.
January 2005	• SETA Corp.	• Apptis, Inc.

Sagent reviewed, among other things, the transaction enterprise value as a multiple of the target company’s last twelve months EBITDA, or LTM EBITDA, immediately preceding announcement of the transaction, which is referred to as EV/LTM EBITDA. This analysis indicated an implied reference range of EV/LTM EBITDA multiples of 6.5x to 8.5x, based on Sagent’s professional judgment and familiarity with the selected transactions. Such multiples for the selected transactions were based on publicly available information, Wall Street research and certain proprietary data.

Using this reference range, based on its judgment after review of the comparability of the transactions comprising the selected transactions analysis, Sagent determined a range of implied enterprise values for the Company by applying these multiples to the Company’s estimated December 31, 2011 LTM adjusted EBITDA (as provided to Sagent by the Company’s management) and subtracting estimated adjusted net debt of $2.7 million. Based on the foregoing, Sagent calculated an implied price per share range for the Company of $3.21 to $4.21.

Premiums Paid Analysis

Sagent analyzed the premiums paid in all transactions publicly announced from February 17, 2007 through February 17, 2012 with enterprise values between $50 million and $300 million, as well as in a selected subset of public government services transactions.

For each of the transactions reviewed, Sagent calculated and compared the median premiums of each target’s offer price to that target company’s stock price (1) one-day prior, (2) one-week prior and (3) four-weeks prior to the announcement of the transaction. Based on the observed premiums and its professional judgment and familiarity with such transactions, Sagent selected a representative range of implied premiums of 30% to 40% and applied such range of premiums to the closing sale price of the Company on February 17, 2012 of $3.25, which implied a price per share range for the Company of $4.23 to $4.55. Sagent also applied such range of implied premiums to the Company’s Unaffected Stock Price of $2.90 on January 7, 2011 (the last trading day before the Company announced that it was evaluating strategic alternatives), which implied a price per share range for the Company of $3.77 to $4.06.

Discounted Cash Flow Analysis

Sagent performed a discounted cash flow analysis of the Company using each of the Base Forecasts and the Adjusted Forecasts. To calculate the Company’s unlevered free cash flows, Sagent calculated the Company’s tax-effected EBIT (EBITDA (unadjusted) less depreciation and amortization less cash taxes (book amortization of intangible assets was added back to EBIT for the calculation of cash taxes)) plus depreciation and amortization and less capital expenditures and net change in working capital. Using the Base Forecasts, Sagent calculated a present value of the forecasted unlevered free cash flows of the Company for years 2012 through 2016. Sagent then determined a total terminal value for the Company based on an EBITDA exit multiple range of 6.0x to 7.0x. Sagent discounted the unlevered free cash flows of the Company for years 2012 through 2016 as well as the total terminal value for the Company to December 31, 2011, in each case using discount rates ranging from 15.5% to 16.5% (which range was based on a weighted average cost of capital (“WACC”) analysis of the selected companies used in the selected public companies analysis described above) and taking into account estimated adjusted net debt of $2.7 million. Based on the foregoing, Sagent calculated an implied price per share range for the Company of $3.57 to $4.13.

Sagent also performed a discounted cash flow analysis to illustrate the present value of the forecasted unlevered free cash flows of the Company for years 2012 through 2016 based on a revenue compound annual growth rate (“CAGR”) range of 0% to 5%. Using the Adjusted Forecasts, Sagent calculated a present value of the forecasted unlevered free cash flows of the Company for years 2012 through 2016. Sagent then determined a total terminal value for the Company based on a 6.5x EBITDA exit multiple. Sagent discounted the unlevered free cash flows of the Company for years 2012 through 2016 as well as the total terminal value for the Company to December 31, 2011, in each case using discount rates ranging from 15.5% to 16.5% (which range was based on a WACC analysis of the selected companies used in the selected public companies analysis described above) and taking into account estimated adjusted net debt of $2.7 million. Based on the foregoing, Sagent calculated an implied price per share range for the Company of $2.45 to $3.07.

Miscellaneous

The Company Board selected Sagent as its financial advisor in connection with the Offer and the Merger because the professionals of Sagent have substantial experience in similar transactions. Sagent, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.

Sagent has acted as financial advisor to the Company in connection with the transaction and has received, or will receive, the following compensation for its services: (i) a retainer fee of $50,000 (to be credited against the transaction fee), (ii) an opinion fee of $300,000, which was payable upon rendering its opinion and (iii) a transaction fee of approximately $750,000, which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse a portion of Sagent’s expenses and indemnify Sagent for certain liabilities that may arise out of its engagement. Sagent has not performed any investment banking or financial services for the Company in the past. Sagent has performed various investment banking and financial services for Parent in connection with its 2010 acquisition of SGIS, but did not receive any fees. In the future, Sagent may perform various investment banking and financial services for the Company and Parent, and expects to receive customary fees for such services.

Base Forecasts and Adjusted Forecasts

The Company provided certain financial and operating information to Sagent in connection with its fairness analysis, including the Base Forecasts, which are the financial projections of the Company as prepared by management. Such Base Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of Company management as to the future financial performance of the Company. Company management does not generally, as a matter of course, make public projections as to future performance, revenue, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. This summary of internal financial forecast information should be evaluated, if at all, in conjunction with the Company’s historical financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9, the Offer to Purchase and the Company’s public filings with the SEC.

Base Forecasts

	2011	2012E	2013E	2014E	2015E	2016E
	($US in millions)
Revenue	$91.4	$102.4	$117.4	$129.2	$142.1	$156.3
Net Income	$4.5	$7.0	$8.9	$10.1	$11.2	$12.4
EBITDA(1)	$10.0	$14.0	$15.3	$16.8	$18.5	$20.3

(1)	EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP.

Reconciliation of net income to EBITDA is presented below.

	2011	2012E	2013E	2014E	2015E	2016E
	($US in millions)
Net Income	$4.5	$7.0	$8.9	$10.1	$11.2	$12.4
Adjustments:
Depreciation & Amortization	2.5	2.4	$0.7	0.5	0.4	0.4
Interest	0.2	0.2	(0.0)	(0.1)	(0.2)	(0.3)
Taxes	2.8	4.4	5.6	6.3	7.0	7.8
EBITDA	$10.0	$14.0	$15.3	$16.8	$18.5	$20.3
Severance	1.1	—	—	—	—	—
Contract Settlement Reserve	0.4	—	—	—	—	—
Strategic Expenses	0.5	—	—	—	—	—
Adjusted EBITDA(2)	$11.9	$14.0	$15.3	$16.8	$18.5	$20.3
(2)	Adjusted EBITDA is defined as EBITDA adjusted in 2011 for expenses related to severance, the Company’s strategic evaluation, and a contract settlement reserve, none of which is expected to be reflected in the ongoing performance of the Company. Adjusted EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or the cash flows from operating activities as a measure of liquidity.

Adjusted Forecasts

In addition, the Company’s management and Sagent considered certain more conservative assumptions and estimates for the Company, which, with the input of Company’s management, Sagent applied to the Base Forecasts to calculate the Adjusted Forecasts. Sagent has discussed the Adjusted Forecasts with Company management and, in light of the Company’s recent performance and pressure to reduce federal government spending, Company management has agreed with the appropriateness of, and consented to, the use of such Adjusted Forecasts in Sagent's analysis.

For the Adjusted Forecasts, the projected revenue CAGR from fiscal year 2011 to fiscal year 2016P was adjusted and profitability margins were held constant from fiscal year 2011. Working capital metrics were held constant based upon modeling information provided by the Company, and capital expenditures were held constant and remained substantially similar to the Company’s 2011 capital expenditures.

	2012E	2013E	2014E	2015E	2016E
	($US in millions)
Revenue: 0% Growth Case	$91.4	$91.4	$91.4	$91.4	$91.4
Revenue: 5% Growth Case	$96.0	$100.8	$105.8	$111.1	$116.7

	2012E	2013E	2014E	2015E	2016E
	($US in millions)
EBITDA: 0% Growth Case	$11.9	$11.9	$11.9	$11.9	$11.9
EBITDA: 5% Growth Case	$12.5	$13.1	$13.8	$14.5	$15.2

THE FORECASTS WERE PREPARED FOR USE ONLY BY THE COMPANY BOARD AND SAGENT IN CONNECTION WITH THE EVALUATION OF THE MERGER. NONE OF THE COMPANY NOR PARENT INTENDS TO, OR UNDERTAKES ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, SUCH FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION BY THE COMPANY’S MANAGEMENT AND/OR SAGENT THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Sagent to act as the Company’s financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated January 20, 2011, the Company engaged Sagent to act as its financial advisor in connection with a possible sale of the Company. Pursuant to the terms of the engagement letter, the Company has agreed to pay Sagent a customary fee for its services in connection with rendering its fairness opinion, which fee is not contingent on the consummation of the Offer and the Merger, as well as an additional, customary advisory fee, which is contingent on the consummation of the Offer and the Merger. The Company also has agreed to reimburse Sagent for all reasonable out-of-pocket expenses, including reasonable fees, and to indemnify Sagent and related persons against liabilities relating to or arising out of such engagement.

Prior to the engagement, Sagent had no prior relationship with the Company. Sagent and its affiliates in the future may provide investment banking and other financial services to the Company or Parent unrelated to the proposed Offer, for which services Sagent and its affiliates would expect to receive compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Pamela Little	January 31, 2012(1)	4,124	$2.99	Purchase via ESPP.
	February 23, 2012(1)	516	$2.99	Purchase via ESPP.
Edward Bersoff	February 27, 2012(2)	612,440	$—	Gift to New York University.

(1)	The referenced transactions were made pursuant to the terms of the Company’s 2007 Employee Stock Purchase Plan (“ESPP”). Rule 16b-3(c) under the Exchange Act exempts purchases pursuant to stock purchase plans that comply with the provisions of Section 423 of the Internal Revenue Code from the SEC’s short swing profit rules.
(2)	Dr. Bersoff’s transaction was a bona fide gift to New York University. Rule 16b-5 under the Exchange Act exempts such gifts from the SEC’s short-swing profit rules.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.
(a)	Please see “Item 3: Past Contacts, Transactions Negotiations and Agreements — Arrangements with

Current Executive Officers and Directors of the Company — Change in Control Provisions in Employment Agreements; Golden Parachute Compensation” above, which is incorporated herein by reference.
(b)	Regulatory Approvals

U.S. Antitrust Approval

Parent will file a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company. Similarly, the Company will submit a Premerger Notification and Report Form with the FTC and the Antitrust Division.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not previously purchased pursuant to the Offer. However, the Offeror shall extend the Offer for up to ten (10) business days if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal of the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has taken all appropriate action to cause the restrictions contained in Section 203 of the DGCL and any other applicable anti-takeover laws not to be applicable to the Merger Agreement and the transactions contemplated thereby (including the Offer, the Top-Up and the Merger). As such, the restrictions contained in Section 203 of the DGCL will not apply to the Company, Parent, the Offeror or their respective affiliates in connection with the Offer, the Merger, the Merger Agreement or the other transactions contemplated thereby.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Offeror pursuant to the Offer, the Offeror will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted the Offeror an irrevocable option, exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued shares of the Company Common Stock in an amount equal to (and not less than) the lowest number of shares that, when added to the number of shares of Company Common Stock that are then directly or indirectly owned by Parent and the Offeror, constitutes one share more than 90% of the shares of Company Common Stock after the issuance of the new shares sold to the Offeror (determined on a fully diluted basis on the date of determination); provided, however, that this option shall not be exercisable (i) for a number of shares in excess of the shares of Company Common Stock authorized and unissued (and not reserved for issuance) at the time of the exercise of the option and (ii) until at least 75% of the shares of Company Common Stock outstanding have been validly tendered and not withdrawn. The option is exercisable only within two business days following the time at which shares of Company Common Stock are first accepted pursuant to the Offer or following any applicable extended offer period. The purchase price owed by the Offeror to the Company for the newly issued shares of Company Common Stock shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Offeror to the Company of a promissory note bearing interest at 3% per annum, which shall have full recourse to Parent and shall mature on the first anniversary of the date of execution and delivery of such promissory note. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement

The Merger Agreement provides that, following the acceptance for payment of, and the payment by the Offeror for, any shares of Company Common Stock pursuant to the Offer, Parent and the Offeror will be entitled to designate that number of directors of the Company’s Board as will give Parent and the Offeror, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are so accepted for payment and paid for pursuant to the Offer plus the number of shares of Company Common Stock that are owned by Parent, the Offeror or any other subsidiary of Parent to (ii) the total number of shares of Company Common Stock outstanding). The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (i) increasing the size of the Company Board and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall always have at least three members who are directors on the date of the Merger Agreement (“Continuing Directors”). If the number of Continuing Directors shall be reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons to fill such vacancies and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company intends to furnish separately to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder within the time period required by such Rule. The Information Statement will be furnished in connection with the possible election of persons designated by Parent or the Offeror pursuant to the Merger Agreement.

Forward-Looking Statements

Statements in this Statement may contain, in addition to historical information, certain forward-looking statements. All statements included in this Statement concerning activities, events or developments that the Company and Parent expect, believe or anticipate will or may occur in the future are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will be adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2011. In addition, the forward-looking statements included in this Statement represent our views as of February 28, 2012. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to February 28, 2012.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. filed with the Securities and Exchange Commission on February 28, 2012 (the “Schedule TO”)).
(a)(2)	Letter of Transmittal, dated February 28, 2012 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Option Notice and Cancellation Agreement.
(a)(7)	Opinion of Sagent Advisors Inc., dated February 21, 2012.
(a)(8)	Joint Press Release issued by ATS Corporation and Salient on February 21, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(1)	Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(2)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(3)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(4)	Stockholders’ Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(5)	Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway and Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(6)	Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Capital Management Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(7)	Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co. Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).

Exhibit No.	Description
(e)(8)	Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group, LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2012).
(e)(9)	Confidentiality Agreement, dated as of March 31, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(10)	Exclusivity Agreement, dated as of October 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(11)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, between Salient Federal Solutions, Inc. and ATS Corporation (incorporated by reference to Exhibit (d)(10) to the Schedule TO).
(e)(12)	Employment Agreement, dated September 2, 2010, between ATS Corporation and John Hassoun (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K for the fiscal year ended December 31, 2010).
(e)(13)	Employment Agreement, dated February 3, 2008, between ATS Corporation and Pamela A. Little (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 6, 2008).
(e)(14)	Bersoff Agreement between Dr. Bersoff and the Company dated December 15, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K on December 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation
By: /s/ Pamela A Little Name: Pamela A. Little Title: Co-Chief Executive Officer and Chief Financial Officer

Dated: February 28, 2012